T3/11





03001441

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

BB 3/3

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SEC FILE NUMBER
8- 52017

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2002__ AND ENDING __December 31, 2002__

                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MULTIPLE FINANCIAL SERVICES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Pacifica, Suite # 250
                    (No. and Street)

SEC MAIL
RECEIVED
FEB 24 2003
WASH. D.C.
207
SECTION
PROCESSING

Irvine,   California   92618
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Michael H. Flammer__   __(949) 753 - 2727__
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mendoza Berger Company, LLC

                    (Name – if individual, state last, first, middle name)

5500 Trabuco Road, Suite 150   Irvine, Calif.   92620

  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)
               **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Michael Henry Flammer_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Multiple Financial Services, Inc._____ , as
of _____December 31st,_____, 20 ̣0 2____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____- NONE -_____

_____

_____

Signature

Financial & Operations Principal

_____
and   Title
Chief Financial Officer

PAMELA SUE MANGEN
COMM. #1203414
Notary Public California
ORANGE COUNTY
My Commission Exp. 12/26/02

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MULTIPLE FINANCIAL SERVICES, INC.
Financial Statements and
Supplementary Information
for the Year Ended
December 31, 2002
and
Independent Auditors' Report on
Internal Control
for the Year Ended
December 31, 2002

Table of Contents

MENDOZA
BERGER
COMPANY, L.L.P.

Certified Public Accountants

Independent Auditors' Report

Board of Directors
Multiple Financial Services, Inc.

We have audited the accompanying statement of financial condition of Multiple Financial Services, Inc., a California corporation (the Firm) as of December 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Multiple Financial Services, Inc. at December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mendoza Berger & Company, LLP

Mendoza Berger & Company, LLP

Irvine, CA
January 31, 2003

MULTIPLE FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Current assets:		
Cash	$	4,583
Commissions receivable		25
Securities owned (Note 4):		
Marketable securities		9,414
Not readily marketable, at estimated fair value		3,300
Total securities owned		12,714
Total current assets		17,322
Property and equipment, net of accumulated depreciation (Notes 2 and 3)		7,785
Deposit		344
Total assets	$	25,451

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable	$	1,500
Line of credit (Note 5)		-
Total current liabilities		1,500
Commitments (Note 6)		-
Stockholders' equity (Note 7)		
Class A common stock, 1,000,000 shares authorized, 200,000 shares issued and outstanding		16,289
Additional paid-in capital		990
Retained earnings		6,672
Total stockholders' equity		23,951
Total liabilities and stockholders' equity	$	25,451

MULTIPLE FINANCIAL SERVICES, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:		
Fixed insurance commissions	$	3,140
Investment advisory fees		8,498
Variable product commissions		5,189
Unrealized loss on marketable securities, net		(10,040)
Interest income		5
Total revenues		6,792
Expenses:		
Salaries and wages		3,600
Payroll taxes		480
Telephone expenses		1,648
Consulting expense		1,197
Office supplies, postage and reproduction expenses		230
Communication expense		1,236
Advertising, promotion and other		577
Depreciation expense		1,137
License, permits and fees		255
Rent		2,385
Dues and subscriptions		892
Equipment rental		204
Legal and professional		2,552
Miscellaneous		173
Interest expense		169
Total expenses		16,735
Net loss before provision for income taxes		(9,943)
Provision for income taxes (Note 2)		1,155
Net loss	$	(11,098)

MULTIPLE FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

| | Class A Common Stock | | Additional Paid-in Capital | Retained Earnings | Total Stockholders' Equity |
	Shares	Amount			
Balance at December 31, 2001	100,000	$ 11,500	$ 990	$ 17,770	$ 30,260
Issuance of stock for marketable securities (Note 7)	75,000	3,592	-	-	3,592
Issuance of stock for services (Note 7)	25,000	1,197	-	-	1,197
Net loss	-	-	-	(11,098)	(11,098)
Balance at December 31, 2002	200,000	$ 16,289	$ 990	$ 6,672	$ 23,951

MULTIPLE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:		
Net loss	$	(11,098)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		1,137
Issuance of common stock in exchange for services		1,197
Unrealized loss on marketable securities, net		10,040
(Increase) decrease in operating assets:		
Net receivable from customers		100
Deposit		(344)
Increase (decrease) in operating liabilities:		
Accounts payable		(1,221)
Total adjustments		10,909
Net cash used in operating activities		(189)
Cash flows from investing activities:		
Purchase of property and equipment		(253)
Net cash used in investing activities		(253)
Decrease in cash		(442)
Cash at beginning of the year		5,025
Cash at end of the year	$	4,583
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Income taxes paid	$	1,155
Interest paid	$	169
Supplemental schedule of noncash investing and financing activities:		
Issuance of common stock in exchange for marketable securities	$	3,592

1. **BUSINESS DESCRIPTION**

    Multiple Financial Services, Inc., a California corporation, (the Firm) is a registered Securities Broker-Dealer and a member of the National Association of Securities Dealers (NASD) and is engaged in the following business activities; 1) Mutual fund retailer 2) Broker or dealer selling variable life insurance or annuities 3)Investment advisory services and 4) Private placement of securities.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Basis of Presentation

    The statements have been prepared using the accrual basis of accounting. Investment advisory fees and commissions are recognized when earned. Expenses are recognized when cash is disbursed or an obligation has been incurred and the amount of the expense can be reasonably estimated.

    Property and Equipment and Depreciation

    Property and equipment are recorded at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, currently 5 to 7 years. Repairs and maintenance costs are expensed as incurred and expenditures for additions and major improvements are capitalized.

    Income Taxes

    The Firm is an S-Corporation for income tax purposes and, accordingly, income or loss of the Firm flows through to the individual stockholder. California tax of $1,155 was recorded for the year ended December 31, 2002.

    Use of Estimates in the Preparation of Financial Statements

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. PROPERTY AND EQUIPMENT

The following is a summary of property and equipment at December 31, 2002:

Property and equipment	$	9,831
Less: accumulated depreciation		(2,046)
	$	7,785

Depreciation expense charged to operations was $1,137 for the year ended December 31, 2002.

4. SECURITIES OWNED

The Firm valued its not readily marketable securities at cost. The value for these securities is based on subsequent offering prices. All marketable securities consist solely of trading securities and are valued at current market value. The following details the Firm's valuation of the securities it owns.

Marketable Securities	Type	No. of Shares	Public Trading Symbol	Date Acquired	Original Cost	12/31/02 Market Value	Less Discount	12/31/02 Fair Value
Palm, Inc.	Common stock	50	PALM	2001	1,922	785	-	785
Priceline.com, Inc.	Common stock	1000	PCLN	2001	2,537	1,600	-	1,600
Sun Microsystems, Inc.	Common stock	500	SUNW	2001	4,132	1,555	-	1,555
Teligent, Inc.- CLA	Common stock	500	TGNTQ	2000	5,168	NP	-	NP
Xerox	Common stock	680	XRX	2002	3,592	5,474	-	5,474
					17,351	9,414	-	9,414

Not Readily Marketable Securities	Type	No. of Shares	Public Trading Symbol	Date Acquired	Original Cost	12/31/02 Market Value	Less Discount	12/31/02 Fair Value
The NASDAQ Stock Market, Inc.	Common stock	300	Private	2000	$ 3,300	$ 3,300	$ -	$ 3,300
					$ 3,300	$ 3,300	$ -	$ 3,300

5. LINE OF CREDIT

The Firm has an unsecured $10,000 line of credit, with a bank, which bears interest at the prime rate plus an increment based on the Firm's credit score. The line of credit is guaranteed by the Firm's major stockholder. The agreement expires September 10, 2003. No amounts were outstanding against this line at December 31, 2002.

6. COMMITMENTS

The Firm has entered into a month-to-month operating lease for its office facilities. The Firm paid $2,385 in rent during 2002.

7. STOCKHOLDERS' EQUITY

In October of 2002, the Firm issued 75,000 shares of Class A Common Stock to founder in exchange for marketable securities valued at $3,592.

7.   <u>STOCKHOLDERS' EQUITY</u> (Continued)

In October of 2002, the Firm issued 25,000 shares of Class A Common Stock to a consultant for services rendered during the year ended December 31, 2002. The Firm charged $1,197 to expense for consulting services during the year ended December 31, 2002.

8.   <u>**RELATED PARTY TRANSACTIONS**</u>

The $3,140 of fixed insurance commissions earned by the Firm, while acting in the capacity of an Insurance Broker, under the fictitious name of Multiple Financial & Insurance Services, during the year ended December 31, 2002; was received from Multiple Insurance Services, Inc., a Marketing General Agent in which the Firm's major stockholder has an ownership interest percentage.

Supplementary Information

MULTIPLE FINANCIAL SERVICES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

Net capital:

Total stockholders' equity $ 23,951

Total stockholders' equity qualified for net capital   23,951

Deductions:
  Non-allowable assets:
    Securities not readily marketable $ 3,300
    Property and equipment, net   7,785   11,085

Tentative net capital   12,866

  Haircuts
    Money market account $ 36
    Marketable securities   1,413   1,449

Net capital $ 11,417

Aggregate indebtedness:
  Items included in statement of financial condition
    Accounts payable $ 1,500

Total aggregate indebtedness $ 1,500

Computation of basic net capital requirement
  Minimum net capital required $ 5,000

Excess net capital $ 6,417

Ratio: Aggregate indebtedness to capital   .13 to 1

Reconciliation with Company's computation (included in Part II-A of Form X-17A-5
  as of December 31, 2002)

Net capital as reported in Company's Part II-A (unaudited) FOCUS report $ 11,392
  Audit adjustment to record commissions receivable   25

Net capital per above $ 11,417

MULTIPLE FINANCIAL SERVICES, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

Not applicable.

MULTIPLE FINANCIAL SERVICES, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

Not applicable.

MULTIPLE FINANCIAL SERVICES, INC.
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND
FUNDS IN SEGREGATION FOR CUSTOMERS'
REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2002

Not applicable.

MENDOZA
BERGER
COMPANY, L.L.P.

Certified Public Accountants

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Multiple Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Multiple Financial Services, Inc. (the Firm), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Firm including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives:

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Mendoza Berger & Company, LLP

Mendoza Berger & Company, LLP

Irvine, California
January 31, 2003